Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant and Huntsman have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Clariant, Huntsman, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.

Channel: InSite

Timing: 22.05.2017

Approvals Tracking:

(Headline)

Clariant and Huntsman intend to join forces

(Teaser):

Clariant and Huntsman Corporation intend to join in a merger of equals by the end of this year and become the leading specialty chemicals company!

(Copy)

22 May 2017 — Today, Clariant and Huntsman Corporation jointly announced their intention to combine forces in a merger of equals. The closing of the envisaged deal is expected by the end of this year, depending on the respective approvals. The new company shall be named HuntsmanClariant and the global headquarters are intended to be in Pratteln, Switzerland, while operational headquarters are intended to be in The Woodlands, Texas. Chairman of the Board shall be Hariolf Kottmann, CEO of the new company shall be Peter R. Huntsman, currently President and CEO of Huntsman Corporation. Patrick Jany will be the CFO.

By uniting two strong R&D capacities and global presences, the combined business would enhance its global reach, innovation power, customer value creation and risk diversification. The new company will have an enterprise value of approximately 20 billion USD and be a leading specialty chemicals company with leading market positions in most segments. It will have a more diversified portfolio and market exposure to accelerate growth. The top managements, boards and key shareholders of both parties are fully in favor of the merger.

Hariolf Kottmann: “This is the perfect deal at the right time. Our combined forces with more than 28.000 highly skilled and motivated employees and a broader geographic footprint with over 200 sites worldwide will make us ready for new and very attractive growth opportunities. We intend to combine Huntsman’s strength in the US with Clariant’s force in Europe and strengthen our operations in Asia. Peter Huntsman and I share the same strategic vision about succeeding with sustainable innovation addressing unmet market needs and our companies show a close cultural fit. From Clariant’s viewpoint this merger of equals is the consequent next step in becoming a leader in specialty chemicals.”

For the time being nothing changes and both companies continue to be competitors. Only after closing of the intended merger the two companies will combine their strengths. An integration team will be nominated to work out a roadmap for the time after closing. Employees will be informed about all key milestones.

Huntsman Corporation, with its operational headquarter in The Woodlands, Texas and its legal headquarter in Salt Lake City, Utah, is a manufacturer and marketer of chemical products for both end consumers and industrial customers. Huntsman manufactures polyurethanes, performance products, and pigments for customers like BMW, Procter & Gamble, and Unilever.

You will be informed by the management about further details. If you would like to address further questions, please send them to the following e-mail address: insitefeedback@Clariant.com